                                        SECURITIES AND EXCHANGE COMMISSION
                                               Washington, DC 20549

                                                    SCHEDULE TO

                             Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                                      of the Securities Exchange Act of 1934

                                     Oppenheimer Tremont Opportunity Fund, LLC
                                                 (Name of Issuer)

                                     Oppenheimer Tremont Opportunity Fund, LLC
                                       (Name of Person(s) Filing Statement)

                                        Limited Liability Company Interests
                                          (Title of Class of Securities)

                                                     68382A102
                                       (CUSIP Number of Class of Securities)

                                            Phillip S. Gillespie, Esq.
                                            Two World Financial Center
                                          225 Liberty Street, 11th Floor
                                           New York, New York 10281-1008
                                                  (212) 323-0293
                        (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications on Behalf of the Person(s) Filing Statement)

                                             CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $16,701,084.82(a)                  Amount of Filing Fee: $513.22(b)
--------------------------------------------------------------------------------------------------------------------

(a)   Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company interests based on the estimated unaudited total Net Asset Value of the
Issuer's outstanding limited liability company interests as of August 31, 2007.

(b)   Calculated at 0.0000307 of the Transaction Valuation.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [  ] third-party tender offer subject to Rule 14d-1.
  [x] issuer tender offer subject to Rule 13e-4.
  [  ] going-private transaction subject to Rule 13e-3.
  [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 1:        SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:        SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this
Schedule TO.

ITEM 3:        IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is Oppenheimer Tremont Opportunity Fund, LLC (the "Fund").  The Fund's address is
Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, and the Fund's telephone number is
1-800-858-9826. The Adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial
Center, 225 Liberty Street, New York, New York 10281-1008 (the "Adviser"). The Sub-adviser is Tremont Partners,
Inc., which is located at Corporate Center at Rye, Suite C-300, 555 Theodore Fremd Avenue, Rye, New York 10580
(the "Sub-Adviser").  The Fund's Independent Directors are David Downes, Matthew Fink, Robert Galli, Phillip
Griffiths, Mary Miller, Joel Motley, Russell Reynolds, Joseph Wikler, Peter Wold and Brian Wruble.  The Fund's
Interested Director is John Murphy.  The Independent Directors and the Interested Director together form the
"Board". The address for each Director, except Mr. Murphy, is 6803 S. Tucson Way, Centennial, Colorado 80112-3924.
The address for Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008.
ITEM 4:        TERMS OF THE TRANSACTION

The information required by Item 4 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this
Schedule TO.

ITEM 5:        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this
Schedule TO.

ITEM 6:        PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

This information required by Item 6 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this
Schedule TO.

ITEM 7:        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

ITEM 8:        SHARES IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by reference to the Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this
Schedule TO.

ITEM 9:        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10        FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements previously filed on EDGAR on Form N-CSR on June 1, 2007 and the semi-annual financial statements, previously filed on EDGAR on Form N-CSR on November 30, 2006, which the Fund has prepared and furnished to
Shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and
Exchange Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:       ADDITIONAL INFORMATION

(a)  (1)       None.
     (2)       None.
     (3)       Not applicable.
     (4)       Not applicable.
     (5)       None.

(b)            None.

ITEM 12:       EXHIBITS

(a)(1)(i)      Cover Letter to Repurchase Offer
(a)(1)(ii)     Repurchase Offer Notice
(a)(1)(iii)    Form of Repurchase Request Form
(a)(1)(iv)     Form of Letter to Shareholders Regarding Acceptance of Tender of All Shares Held by Shareholders
(a)(1)(v)      Form of Letter to Shareholders Regarding Acceptance of Tender of A Portion of Shares Held by
                  Shareholders
(a)(1)(vi)     Form of Promissory Note for Payment Regarding Acceptance of Tender of All Shares Held by
                  Shareholders
(a)(1)(vii)    Form of Promissory Note for Payment regarding Acceptance of Tender of A Portion of Shares Held by
                  Shareholders
(a)(2)         Not applicable.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)         None.

(b)            Not applicable.

(d)            The Amended and Restated Limited Liability Agreement, dated July 1, 2005 was filed by the
               Registrant on July 29, 2005 as an Appendix to the Prospectus and is hereby incorporated by reference.

(g)            None.

(h)            None.

ITEM 13:       INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                                     SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Oppenheimer Tremont Opportunity Fund, LLC

                                                     By:     /s/ Phillip S. Gillespie
                                                             -------------------------------
                                                     Name:   Phillip S. Gillespie
                                                     Title:  Assistant Secretary

Date:    October 31, 2007

Exhibit (a)(1)(i)
                                     Oppenheimer Tremont Opportunity Fund, LLC
                                            Two World Financial Center
                                                225 Liberty Street
                                           New York, New York 10281-1008

October 31, 2007

Dear Oppenheimer Tremont Opportunity Fund, LLC Shareholder:

Oppenheimer  Tremont  Opportunity Fund, LLC is a closed-end  management  investment company organized as a Delaware limited  liability  company  (the  "Fund").  This notice is to inform you about your Fund's  offer to  repurchase a portion of its outstanding  interests  ("Shares") and to provide  instructions  to  Shareholders  who would like to tender  some or all of their  Shares for  repurchase  by the Fund.  This  Repurchase  Offer is  intended to provide liquidity to  Shareholders,  because your Shares are not  redeemable  daily for cash nor are they traded on a stock exchange.  You can offer  some or all of your  Shares for  repurchase  only  during  one of the  Fund's  Repurchase
Offers.

The  Repurchase  Offer period will begin on November 1, 2007 and end on November 30, 2007.  If you wish to sell any of your Shares during this tender period, you can do so in one of the following ways:

1.       If your Shares are held in your own name (please  refer to your account  statement),  you can complete the attached  Repurchase Request Form and return it to  OppenheimerFunds  Services by 12:00 Midnight,  Eastern
         Time (ET),  on November  30,  2007.  The Fund  currently  does not charge a  processing  fee for  handling repurchase requests.

2.       If your Shares are held for your retirement  plan by your  retirement  plan trustee,  your retirement plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to the Fund's  Prospectus and the enclosed  Repurchase  Offer Notice and  Repurchase  Request Form for
more  details.  If you are not  interested  in  selling  any of your  Shares  at this  time,  you do not have to do anything and can disregard this notice. We will contact you prior to the next Repurchase Offer.

An Early  Withdrawal  Charge  equal to 1.00% of the value of your Shares (or portion  thereof)  repurchased  by the
Fund will apply if the date as of which the Shares are to be valued for  purposes  of  repurchase  is less than one year following the date of your initial  investment in the Fund. If applicable,  the Early  Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

-------------------------------------------------------------------------------------------------------------------
All requests to have Shares  repurchased  must be received by  OppenheimerFunds  Services at its office in Colorado in good order no later than 12:00 Midnight (ET), on November 30, 2007 (the Repurchase Request Deadline).
-------------------------------------------------------------------------------------------------------------------

Please refer to the enclosed  Repurchase Offer documents.  If you have any questions,  call your financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services
                                                                                                               1234

Exhibit (a)(1)(ii)

----------------------------------------------------------------------------------------------------------------------
                                      OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
                                             Two World Financial Center
                                                 225 Liberty Street
                                            New York, New York 10281-1008
                                                   1.800.858.9826

                                               REPURCHASE OFFER NOTICE

                                OFFER TO REPURCHASE LIMITED LIABILITY COMPANY SHARES

                                               DATED OCTOBER 31, 2007

                                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                                      12:00 MIDNIGHT (ET), ON NOVEMBER 30, 2007
                                            UNLESS THE OFFER IS EXTENDED
----------------------------------------------------------------------------------------------------------------------

To the Shareholders of Oppenheimer Tremont Opportunity Fund, LLC:

Oppenheimer  Tremont  Opportunity  Fund, LLC, a closed-end  management  investment  company organized as a Delaware limited  liability  company (the "Fund"),  is offering to repurchase up to twenty-five  percent (25%) of the Fund's aggregate  outstanding  limited liability  company  interests  ("Shares") that are tendered by Shareholders and not withdrawn  prior to 12:00  Midnight  (ET),  on  November  30,  2007,  subject  to any  extensions  of the  offer to repurchase  Shares  ("Repurchase  Offer").  The amount due to any Shareholder  whose Shares are repurchased will be equal to the value of the  Shareholder's  Shares (or portion thereof being  repurchased)  determined as of December
31, 2007,  or, if the  Repurchase  Offer is extended,  as of a date  designated by the Fund in an amended notice to
Shareholders  (the "Valuation  Date"),  and based on the Net Asset Value of the Fund's assets as of that date, less an early  withdrawal  charge,  if applicable.  Shareholders  may tender all, or a portion of, their Shares up to an amount  such that they  maintain  the  minimum  required  account  balance  of  $50,000  (net of the  amount of the
Incentive Fee) after the repurchase of their Shares.

Investors  should  realize  that the value of the Shares  tendered  in this  Repurchase  Offer  likely  will change between  August 31,  2007 (the last date for which Net Asset  Value will have been  calculated  before the start of this  offer),  September  30, 2007,  October 31, 2007,  November 30, 2007 (the next dates for which Net Asset Value will be  calculated)  and December 31, 2007,  when the value of the Shares  tendered to the Fund will be determined for purposes of  calculating  the purchase  price of such Shares.  Investors  should also realize that although the
Repurchase  Offer expires at 12:00  Midnight  (ET), on November 30, 2007,  or, if the offer is extended,  such time and dates as the Fund designates in an amended notice to Shareholders,  they remain  Shareholders in the Fund until the Valuation  Date.  Any  Shareholder  who wishes to obtain the most recently  calculated Net Asset Value of their
Shares should contact OppenheimerFunds Services at 1.800.858.9826 during regular business hours.

Neither the Fund nor its Board makes any  recommendation to any Shareholder  regarding whether to tender or refrain from  participating in the Repurchase Offer.  Each Shareholder must make an independent  decision whether to tender
Shares and, if so, how many Shares to tender.

No person has been  authorized to make any  recommendation  on behalf of the Fund  regarding  whether  Shareholders should tender pursuant to this  Repurchase  Offer. No person has been authorized to give any information or to make any  representations  in connection with this Repurchase  Offer other than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of Additional  Information.  If given or made,  any such  recommendation and such  information  must not be relied upon as having been  authorized by the Fund, its Adviser,  Distributor or
Sub-Adviser.

This  transaction  has not been approved or  disapproved  by the  Securities  and Exchange  Commission  nor has the
Securities and Exchange  Commission or any state securities  commission  passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any  representation  to the contrary is unlawful.

Questions and requests for assistance and requests for  additional  copies of the Repurchase  Offer may be directed to OppenheimerFunds Services at 1.800.858.9826.

                                                SUMMARY TERM SHEET

o        Oppenheimer  Tremont  Opportunity  Fund,  LLC (the  "Fund") is offering to  repurchase  up to  twenty-five percent (25%) of the Fund's aggregate  outstanding  limited liability  company  interests  ("Shares") that are tendered by  Shareholders  and not withdrawn  prior to 12:00 Midnight  (ET), on November 30, 2007,  subject to any  extensions  of the  offer  to  repurchase  Shares  ("Repurchase  Offer").  If  the  Repurchase  Offer  is
     over-subscribed,  the Fund may repurchase only a pro rata portion of the Shares tendered by each  Shareholder.
     See Item 1 of the Repurchase Offer Notice under "Formal Notice of Offer".

o        The Repurchase  Offer will remain open until 12:00 Midnight (ET),  November 30, 2007, or if the Repurchase
     Offer  is  extended,  such  time  and  date as the  Fund  designates  in an  amended  notice  to  Shareholders
     ("Repurchase  Request  Deadline").  Net  Asset  Value  (that  is,  the value of the  Fund's  assets  minus its liabilities,  multiplied  by the  proportionate  Shares in the Fund a  Shareholder  desires to tender) will be calculated  for this purpose as of December 31, 2007,  or if the  Repurchase  Offer is extended,  as of a date designated  by the Fund in an  amended  notice  to  Shareholders  (the  "Valuation  Date").  See Item 2 of the
     Repurchase Offer Notice.

o        Shareholders must determine whether to tender their Shares prior to the Repurchase  Request Deadline.  The
     Net Asset Value at which the Fund will  repurchase  Shares will not be calculated  until the  Valuation  Date.
     The Net Asset Value can fluctuate and may fluctuate  between the date you submit a Repurchase  Request and the
     Valuation  Date.  The Net Asset Value on the  Repurchase  Request  Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase  Request  Form.  See Item 4 of the  Repurchase  Offer
     Notice.

o        If the Fund accepts the tender of a Shareholder's  Shares,  then the Fund will give the Shareholder either
     cash  or  a  non-interest  bearing,   non-transferable  promissory  note  ("Promissory  Note")  entitling  the
     Shareholder  to  receive  an amount  equal to the Net Asset  Value of the  Shares  tendered  determined  as of
     December  31,  2007.  Regardless  of  whether  the  Fund  elects  to  give  cash  or a  Promissory  Note,  all shareholders  will  receive  the same  manner  of  consideration,  i.e.,  all  receive  cash or all  receive a
     Promissory  Note,  or all receive a  combination  thereof,  in each case in equal  proportion,  based upon the amount of Shares  tendered by each  Shareholder.  The Promissory  Note will entitle the Shareholder to receive an initial payment in cash and/or  marketable  securities (where determined to be necessary) equal to at least
     95% of the  unaudited  Net Asset  Value of the  Shares  tendered  by the  Shareholder  that are  accepted  for purchase  by the Fund (the  "Initial  Payment")  which will be paid to the  Shareholder  no later than 45 days after the  Valuation  Date or, if the Fund has  requested  withdrawals  of its capital from any hedge funds in which the Fund invests  ("Hedge  Funds") in order to fund the  purchase of Shares,  no later than ten business days after the Fund has received at least 90% of the aggregate  amount  withdrawn  from such Hedge Funds.  The
     Promissory Note will also entitle the  Shareholder to receive a contingent  payment (the "Post Audit Payment")
     equal to the  excess,  if any,  of (a) the Net Asset  Value of the Shares  tendered  and  purchased  as of the
     Valuation Date, as it may be adjusted based upon the results of the next annual audit of the Fund's  financial statements,  over (b) the Initial  Payment.  The Post Audit Payment will be made promptly after the completion of the Fund's  annual  audit for its fiscal year ending  March 31, 2008.  See Item 5 of the  Repurchase  Offer
     Notice.

o        An Early  Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o        Shareholders  who  tender  part of their  Shares  must  leave an  amount  equal to at least  $50,000  (the
     "Required  Minimum  Balance"),  net of the amount of the Incentive Fee (as defined in the  Prospectus)  in the
     Fund.  The Fund  reserves the right to reduce the amount of Shares  repurchased  so that the Required  Minimum
     Balance is maintained. See Item 7 of the Repurchase Offer Notice.

o        Following  this summary is a formal notice of the  Repurchase  Offer.  The  Repurchase  Offer remains open until 12:00  Midnight  (ET),  on November 30,  2007.  Until this time,  Shareholders  have the right to change their mind and may withdraw  their Shares  submitted for  repurchase.  Shares  withdrawn  may be  re-tendered, however,  provided that such tenders are made before the Repurchase  Request  Deadline by following the tender procedures described herein. See Item 8 of the Repurchase Offer Notice.

o        Shareholders  who would like the Fund to repurchase  all or a portion of the  Shareholder's  Shares should complete,  sign and either (i) mail (via certified  mail returned  receipt  requested) or otherwise  deliver a
     Repurchase Request Form to Oppenheimer Funds Services,  P.O. Box 173673, Denver,  Colorado 80217-3673 if using regular mail; or (ii) if using courier or express mail,  OppenheimerFunds  Services,  10200 E. Girard  Avenue,
     Building D, Denver,  Colorado  80231,  so long as it is received  before 12:00  Midnight (ET), on November 30,
     2007. See Item 2 of the Repurchase Offer Notice.

o        The value of your Shares may change  between  November 1, 2007 and November 30, 2007.  The Net Asset Value
     of the Shares is  calculated  by the Fund based on  information  that the Fund  receives  from the Adviser and
     Sub-Adviser.  Shareholders  may  obtain the Net Asset  Value of their  Shares by  contacting  OppenheimerFunds
     Services at 1.800.858.9826. See Item 3 of the Repurchase Offer Notice.

o        Shares tendered  pursuant to the Repurchase  Offer may be withdrawn or Shareholders  may change the amount of their Shares  tendered for  Repurchase at any time prior to 12:00  Midnight (ET), on November 30, 2007. The
     Fund may suspend or postpone this Repurchase  Offer only by a majority vote of the Board of Directors.  Please note that just as  Shareholders  have the right to withdraw  their  Shares,  the Fund has the right to cancel, amend,  suspend or postpone this  Repurchase  Offer any time before 12:00 Midnight (ET), on November 30, 2007.
     Also  realize  that  although  the  tender  offer  expires at 12:00  Midnight  (ET),  on  November  30,  2007,
     Shareholders  remain  an  investor  in the  Fund  until  December  31,  2007,  when the Net  Asset  Value of a
     Shareholder's  Shares are calculated for purposes of determining the repurchase price of the Shares.  See Item
     8 of the Repurchase Offer Notice.

o        It is the  responsibility  of each  Shareholder  who elects to tender to confirm receipt of the Repurchase
     Request Form with OppenheimerFunds  Services to assure good delivery.  Please send the Repurchase Request Form to OppenheimerFunds Services and not your financial adviser.

                                              FORMAL NOTICE OF OFFER

1.       The Offer.  The Fund is offering to repurchase  up to  twenty-five  percent (25%) of the Fund's  aggregate outstanding  limited  liability  company  interests  ("Shares") at a price equal to the  respective  Net Asset
     Value ("NAV" or "Net Asset Value") as of 12:00 Midnight  (ET), on the Valuation Date (defined  below) upon the terms and  conditions  set forth in this  Repurchase  Offer  Notice,  the Fund's  Prospectus,  and the related
     Repurchase  Request Form.  Together  those  documents  constitute the  "Repurchase  Offer." The purpose of the
     Repurchase  Offer is to provide  liquidity to Shareholders of the Fund. The offer is not conditioned  upon the tender for repurchase of any minimum amount of Shares.

     Shareholders  may obtain the most  recently  calculated  information  regarding  the Net Asset  Value of their
     Shares by contacting  OppenheimerFunds  Services at  1.800.858.9826,  Monday through Friday,  except holidays, during  normal  business  hours of 9:00 a.m. to 5:00 p.m.  (ET).  The value of Shares  tended by  Shareholders likely  will  change  between  August  31,  2007 (the last  date for  which  Net  Asset  Value  will have been calculated before the start of this offer) September 30, 2007,  October 31, 2007,  November 30, 2007 (the next dates for which the Net Asset Value will be  calculated)  and December 31, 2007,  when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.

     The repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect of decreasing the net assets of the Fund and  increasing  the  proportionate  Shares in the Fund of  Shareholders  who do not tender  their
     Shares.  A  reduction  in the net assets of the Fund  could  limit the  Fund's  access to  certain  investment opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public securities), or result in  Shareholders  who do not tender  their  Shares  bearing  higher costs to the extent that certain expenses  borne by the Fund are  relatively  fixed and may not  decrease  if assets  decline.  The  effects of decreased  Fund size and the increased  proportionate  Shares owned by  Shareholders  who do not tender may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

     As of July 1, 2005,  the Fund  elected  to be taxed as a  corporation  and to seek to qualify as a  "regulated investment  company"  under  Subchapter  M of the  Internal  Revenue  Code  (the "Tax  Transition").  The Fund
     previously was treated as a partnership  for Federal tax purposes.  The Fund's new tax treatment  replaced the previous  "capital  account"  structure  (in which net  increases and decreases in the net value of the Fund's assets are allocated to a particular  Shareholder's  account on a generally pro rata basis).  On July 1, 2005,
     Shareholders  were issued Fund Shares equal in value to their capital accounts  immediately  preceding the Tax
     Transition.  After July 1, 2005, Shareholders  participate in the Fund's "general account" on the basis of the number of Shares of the Fund they hold relative to the total number of Fund shares  outstanding.  Shareholders refer to their Share balances when  calculating  the value of an investment in the Fund.  Each Share will have the same value (its "Net Asset Value per share") and the value of a  Shareholder's  account can be  determined by multiplying the number of Shares owned by such Shareholder by the then current Net Asset Value.

2.       Repurchase  Request  Deadline - How to Submit  Requests.  All  tenders of Shares  for  repurchase  must be received in proper form by  OppenheimerFunds  Services at its office in Colorado on or before  12:00  Midnight
     (ET), on November 30, 2007.  Repurchase  Requests  submitted to  OppenheimerFunds  Services in writing must be sent to the addresses  specified in the Repurchase  Request Form.  Shareholders  wishing to confirm receipt of the Repurchase  Request Form may contact  OppenheimerFunds  Services at  1.800.858.9826  or at the address set forth in the  Repurchase  Request  Form.  The method of  delivery  of any  documents  is at the  election  and complete risk of the  Shareholder  tendering his or her Shares,  including,  but not limited to the failure of
     OppenheimerFunds Services to receive the Repurchase Request Form or any other document.

3.       Valuation Date.  Investors  should realize that the value of the Shares tendered in this Offer likely will change between August 31, 2007 (the last date for which Net Asset Value will have been  calculated  before the start of this offer)  September  30, 2007,  October 31, 2007,  November 30, 2007 (the next dates for which the
     Net Asset Value will be  calculated)  and  December  31, 2007 (the  "Valuation  Date"),  when the value of the
     Shares  tendered to the Fund will be determined for purposes of calculating  the purchase price of such Shares
     (unless the  Repurchase  Offer is extended,  then as of a date  designated by the Fund in an amended notice to
     Shareholders). The Fund's Net Asset Value per share as of the dates indicated below are:

                   --------------------------------- --- ----------------------------------
                             Month Ending                 Net Asset Value Per Share
                   --------------------------------- --- ----------------------------------
                   --------------------------------- --- ----------------------------------
                              June 2005                               $100.00
                              July 2005                               $101.63
                             August 2005                              $102.14
                            September 2005                            $103.17
                             October 2005                             $101.53
                            November 2005                             $103.01
                            December 2005                             $105.37
                             January 2006                             $108.02
                            February 2006                             $107.83
                              March 2006                              $109.58
                              April 2006                              $111.10
                               May 2006                               $109.43
                              June 2006                               $108.19
                              July 2006                               $107.37
                             August 2006                              $107.09
                            September 2006                            $106.89
                             October 2006                             $107.58
                            November 2006                             $109.37
                            December 2006                             $104.83
                             January 2007                             $106.26
                            February 2007                             $106.86
                              March 2007                              $107.92
                              April 2007                              $108.74*
                               May 2007                               $109.70*
                              June 2007                               $107.31*
                              July 2007                               $106.09*
                             August 2007                              $103.37*
                   --------------------------------- --- ----------------------------------

     *The following NAVs are unaudited.

     As of the close of business on August 31, 2007, there were  approximately  646,262.042  shares  outstanding of the Fund.

4.       Net Asset  Value.  You must  determine  whether to tender  your  Shares  prior to the  Repurchase  Request
     Deadline,  but the Net Asset Value at which the Fund will repurchase  Shares will not be calculated  until the
     Valuation  Date.  The Net Asset  Value can  fluctuate  and may  fluctuate  between  the date you  submit  your
     Repurchase  Request and the  Repurchase  Request  Deadline and the Valuation  Date. The Net Asset Value on the
     Repurchase  Request  Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a
     Repurchase  Request.  Shareholders  may obtain the most  recently  calculated  information  regarding  the Net
     Asset  Value of their  Shares by  contacting  OppenheimerFunds  Services  at  1.800.858.9826,  Monday  through
     Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5.       Payment for Repurchased  Shares.  If all Shares of a Shareholder  are  repurchased,  the Shareholder  will receive an initial  payment  equal to 95% of the  estimated  value of the Shares and the  balance  due will be determined  and paid promptly  after  completion of the Fund's audit and be subject to audit  adjustment.  The total  amount that a  Shareholder  may expect to receive on the  repurchase  of the  Shareholder's  Shares (or portion  thereof)  will be the value of the  Shareholder's  Shares  (or  portion  thereof  being  repurchased)
     determined  on the  Valuation  Date and based on the Net Asset  Value of the  Fund's  assets as of that  date, minus any Early  Withdrawal  Charge and  Incentive Fee (as defined in the  Prospectus),  if  applicable.  This amount will be subject to adjustment  upon completion of the annual audit of the Fund's  financial  statements for the fiscal year in which the  repurchase  is effected  (which it is expected  will be completed  within 60 days after the end of each fiscal year).

     If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund will give the  Shareholder  either
     cash  or  a  non-interest  bearing,   non-transferable  promissory  note  ("Promissory  Note")  entitling  the
     Shareholder  to  receive  an amount  equal to the Net Asset  Value of the  Shares  tendered  determined  as of
     December  31,  2007.  Regardless  of  whether  the  Fund  elects  to  give  cash  or a  Promissory  Note,  all shareholders  will  receive  the same  manner  of  consideration,  i.e.,  all  receive  cash or all  receive a
     Promissory  Note,  or all receive a  combination  thereof,  in each case in equal  proportion,  based upon the amount of Shares  tendered by each  Shareholder.  The Promissory  Note will entitle the Shareholder to receive an initial payment in cash and/or  marketable  securities (where determined to be necessary) equal to at least
     95% of the  unaudited  Net Asset  Value of the  Shares  tendered  by the  Shareholder  that are  accepted  for purchase  by the Fund (the  "Initial  Payment")  which will be paid to the  Shareholder  no later than 45 days after the  Valuation  Date or, if the Fund has  requested  withdrawals  of its capital from any Hedge Funds in order to fund the  purchase of Shares,  no later than ten  business  days after the Fund has received at least
     90% of the  aggregate  amount  withdrawn  from such Hedge  Funds.  The  Promissory  Note will also entitle the
     Shareholder to receive a contingent  payment (the "Post Audit  Payment")  equal to the excess,  if any, of (a)
     the Net Asset Value of the Shares  tendered and  purchased  as of the  Valuation  Date,  as it may be adjusted based upon the  results of the next  annual  audit of the Fund's  financial  statements,  over (b) the Initial
     Payment.  The Post Audit  Payment will be made  promptly  after the  completion of the Fund's annual audit for its fiscal year ending March 31, 2008.

6.       Increase in Amount of Shares  Repurchased;  Pro Rata  Repurchases.  If Shareholders  tender for repurchase more  outstanding  Shares than the Fund is offering to  repurchase  during the offering  period,  the Fund may
     (but is not obligated to) increase the  outstanding  Shares that the Fund is offering to purchase by up to two percent (2%) on the Repurchase  Request  Deadline.  If the outstanding  Shares tendered for repurchase  exceed the amount that the Fund is offering to repurchase,  the Fund will  repurchase  only a pro rata portion of the
     Shares  tendered by each  Shareholder.  There can be no assurance that the Fund will be able to repurchase all the Shares that you tender  even if you tender all the Shares that you own. In the event of an  oversubscribed
     Repurchase  Offer,  you may be unable to liquidate some or all of your Shares at Net Asset Value. You may have to wait  until a  subsequent  Repurchase  Offer  (if any) to tender  the  Shares  that the Fund was  unable to repurchase, and you would be subject to the risk of Net Asset Value fluctuations during that time.

7.       Amount of Tender.  Shareholders  may tender all or a portion of their Shares.  In addition,  a Shareholder who  tenders for  repurchase  only a portion of their  Shares  will be required to maintain a minimum  account balance of $50,000,  net of the amount of the  Incentive  Fee, if any,  that is to be debited from the account of the  Shareholder  as of the date that the Fund values the Shares for  repurchase.  The Fund  maintains  the right to reduce the  portion of Shares to be  repurchased  from a  Shareholder  so that the  required  minimum account  balance is maintained.  The Fund will promptly  notify the  Shareholder if the tender of a portion of
     Shares for repurchase would reduce such Shareholder's account balance to less than $50,000.

     The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  ownership of Shares by a
     Shareholder  or other person will cause the Fund to be in violation of certain  laws,  continued  ownership of
     Shares may adversely  affect the Fund,  any of the  representations  and  warranties  made by a Shareholder in connection  with the  acquisition  of Shares was not true when made or has ceased to be true,  or the  Adviser otherwise  determines  that it would be in the best interest of the Fund to do so. The Fund reserves the right to reduce  that  portion of the Shares to be  purchased  from a  Shareholder  to  maintain  the  Shareholder's account  balance at $50,000 if a  Shareholder  tenders a portion of Shares and the  repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

8.       Withdrawal of Tender of Shares for  Repurchase.  Shares tendered  pursuant to the Repurchase  Offer may be withdrawn or the amount of Shares  tendered for  Repurchase may be changed at any time prior to 12:00 Midnight
     (ET) on November 30, 2007 (the  "Repurchase  Request  Deadline").  Shareholders  must send a written notice to
     OppenheimerFunds   Services  at  one  of  its  addresses   specified  in  the  Repurchase  Request  Form,  and
     OppenheimerFunds  Services must receive it before the  Repurchase  Request  Deadline.  All questions as to the form and validity  (including  time of receipt) of a notice of  withdrawal  will be determined by the Fund, in its sole discretion,  and such determination  shall be final and binding.  Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase  Offer.  However,  withdrawn  Shares may be re-tendered  prior to the  Repurchase  Request  Deadline by following  the  procedures  described  herein.  In addition,  Shares tendered  pursuant to the Repurchase  Offer may be withdrawn if not yet accepted for payment after the expiration of 40 business days from the commencement of the Repurchase Offer.

9.       Suspension  or  Postponement  of  Repurchase  Offer.  The Board of the Fund may suspend or  postpone  this
     Repurchase  Offer  only by a  majority  vote of the  Directors  (including  a  majority  of the  disinterested
     Directors) and only:

     (A)  for any period during which the New York Stock  Exchange or any market in which the  securities  owned by the Fund are principally traded is closed,  other than customary weekend and holiday closings,  or during which trading in such market is restricted;

     (B)  for any period during which an emergency  exists as a result of which  disposal by the Fund of securities owned by it is not  reasonably  practicable,  or during which it is not  reasonably  practicable  for the
          Fund fairly to determine the value of its net assets; or

     (C)  for such other  periods  as the  Securities  and  Exchange  Commission  may order for the  protection  of
          Shareholders of the Fund.

10.      Tax  Consequences.  A tender of Shares pursuant to the Repurchase  Offer will be treated as a taxable sale of the Shares if the  tender  (i)  completely  terminates  the  Shareholder's  interest  in the Fund,  (ii) is treated under the Internal Revenue Code as a distribution  that is "substantially  disproportionate"  or (iii)
     is treated  under the  Internal  Revenue  Code as a  distribution  that is "not  essentially  equivalent  to a dividend". A "substantially  disproportionate"  distribution generally requires a reduction of at least 20% in the  Shareholder's  proportionate  interest in the Fund after all Shares are  tendered.  A  distribution  "not essentially  equivalent to a dividend"  requires that there be a "meaningful  reduction" in the  Shareholder's interest,  which  should be the case if the  Shareholder  has a minimal  interest  in the Fund,  exercises  no control over Fund affairs and suffers a reduction in his or her  proportionate  interest.  The Fund intends to take the position that tendering  Shareholders will qualify for sale treatment.  If the transaction is treated as a sale  for tax  purposes,  any  gain or loss  recognized  will be  treated  as a  capital  gain or loss by
     Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than twelve months.  If the  transaction is not treated as a sale, the amount received upon a sale of Shares may  consist in whole or in part of  ordinary  dividend  income,  a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the  Shareholder's  basis in the Shares.  In addition,  if any amounts received are treated as a dividend to tendering  Shareholders,  a constructive dividend may be received by non-tendering  Shareholders whose proportionate  interest in the Fund has been increased as a result of the tender.

     Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including state and local tax consequences,  of a repurchase of their Shares.  Special tax rules apply to Shares  repurchased from retirement plan accounts.

11.      Early Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for repurchases.
     However,  if you tender for  repurchase  Shares that are subject to Early  Withdrawal  Charges as described in the Fund's  Prospectus,  and if those Shares are  repurchased  by the Fund, the  applicable  Early  Withdrawal
     Charge  will be  deducted  from  the  proceeds  of the  repurchase  of  your  Shares.  If you ask the  Fund to repurchase  a specific  dollar  amount of your  Shares,  and if those  Shares are subject to Early  Withdrawal
     Charges,  then  (assuming  your  request is not  subject to  pro-ration)  the Fund will  repurchase  an amount sufficient  to pay the net proceeds you have  requested  and enough  additional  Shares to pay the  applicable
     Early Withdrawal Charge.

12.      Proper  Form of  Repurchase  Request  Documents.  All  questions  as to the  validity,  form,  eligibility
     (including,  for example,  the time of receipt) and  acceptance of  repurchase  requests will be determined by the Fund, in its sole  discretion,  and that  determination  will be final and binding.  The Fund reserves the right to reject any and all  tenders of  repurchase  requests  for Shares  determined  not to be in the proper form, or to refuse to accept for repurchase  any Shares if, in the opinion of counsel to the Fund,  paying for such Shares would be unlawful.  The Fund also  reserves the absolute  right to waive any of the  conditions of this  Repurchase  Offer or any  defect in any tender of  Shares,  whether  in  general or with  respect to any particular  Shares  or  Shareholder(s).  The  Fund's  interpretations  of the  terms  and  conditions  of this
     Repurchase Offer shall be final and binding.  Unless waived,  any defects or irregularities in connection with repurchase  requests  must be cured within the times as the Fund shall  determine.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund,  OppenheimerFunds Services,  OppenheimerFunds,  Inc. (the Fund's Adviser), Tremont Partners,
     Inc. (the Fund's  Sub-Adviser),  nor  OppenheimerFunds  Distributor,  Inc. (the Fund's  Distributor),  nor any
     other person is or will be obligated to give notice of any defects or  irregularities  in repurchase  requests tendered, nor shall any of them incur any liability for failure to give any such notice.

13.      Certain  Information  About the Fund.  The Fund does not have any  plans or  proposals  that  relate to or would result in: (a) the  acquisition by any person of additional  Shares (other than the Fund's  intention to accept  subscriptions  for  Shares  from time to time in the  discretion  of the Fund) or the  disposition  of
     Shares,  other than as  disclosed  in the  Prospectus;  (b) an  extraordinary  transaction,  such as a merger, reorganization  or  liquidation,  involving  the Fund;  (c) any  material  change in the present  distribution policy  or  indebtedness  or  capitalization  of the Fund;  (d) any  change in the  identity  of the  Adviser,
     Sub-Adviser  or  Directors of the Fund or in the  management  of the Fund  including,  but not limited to, any plans or  proposals  to change the number or term of the  members of the Board of  Directors  of the Fund,  to fill any  existing  vacancy  for a Director  of the Board or to change  any  material  term of the  investment advisory  arrangements  with the  Adviser;  (e) a sale or transfer of a material  amount of assets of the Fund
     (other than as the managers  determine may be necessary or  appropriate  to fund any portion of the repurchase price for Shares  acquired  pursuant to this  Repurchase  Offer or in connection  with the ordinary  portfolio transactions of the Fund);  (f) any other material change in the Fund's  structure or business,  including any plans or  proposals  to make any  changes  in its  fundamental  investment  policy  for which a vote  would be required by Section 13 of the  Investment  Company Act of 1940;  or (g) any  changes in the LLC  Agreement  or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days, other than the acceptance of  subscriptions  for Shares in September 2007 and October
     2007, no  transactions  involving  the Shares were effected by the Fund,  the Adviser,  the  Sub-Adviser,  the
     Board or any person  controlling  the Fund or  controlling  the  Adviser,  Sub-Adviser  or any Director of the
     Fund.

14.      Miscellaneous.  The  Repurchase  Offer  is  not  being  made  to,  nor  will  tenders  be  accepted  from,
     Shareholders  in any  jurisdiction in which the Repurchase  Offer or its acceptance  would not comply with the securities or Blue Sky laws of such  jurisdiction.  The Fund reserves the right to exclude  Shareholders  from the Repurchase  Offer in any  jurisdiction  in which it is asserted that the Repurchase  Offer cannot lawfully be made.  The Fund  believes  that such  exclusion  is  permissible  under  applicable  laws and  regulations, provided the Fund makes a good faith effort to comply with any state law deemed  applicable to the  Repurchase
     Offer.

Neither the Fund nor its Board makes any  recommendation to any Shareholder  regarding whether to tender or refrain from  participating in the Repurchase Offer.  Each Shareholder must make an independent  decision whether to tender
Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund whether  Shareholders  should tender pursuant  to this  Repurchase  Offer.  No  person  has  been  authorized  to give  any  information  or to make any representations  in connection  with this Repurchase  Offer other than those contained in this Repurchase  Offer or in the Fund's Prospectus and Statement of Additional  Information.  If given or made, any such  recommendations and such  information  must not be relied upon as having been  authorized by the Fund, its Adviser,  the Sub-Adviser or
Distributor.

This  transaction  has not been approved or  disapproved  by the  Securities  and Exchange  Commission  nor has the
Securities and Exchange  Commission or any state securities  commission  passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any  representation  to the contrary is unlawful.

For the Fund's current Net Asset Value and other  information  about this  Repurchase  Offer,  or for a copy of the
Fund's Prospectus, call OppenheimerFunds Services at 1.800.858.9826 or contact your financial adviser.

Dated:  October 31, 2007
                                                                                                               1234

Exhibit (a)(1)(iii)

                                            FORM OF REPURCHASE REQUEST

-------------------------------------------------------------------------------------------------------------------
                                     OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
-------------------------------------------------------------------------------------------------------------------
                                              REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Opportunity Fund, LLC:

Please  repurchase the Shares of Oppenheimer  Tremont  Opportunity Fund, LLC designated below on the Valuation Date that applies to this  Repurchase  Offer which  expires on November 30,  2007. I understand  that if my  repurchased
Shares  are  subject  to an  Early  Withdrawal  Charge,  that  charge  will be  deducted  from the  proceeds  of my repurchased Shares.

---------------------------------------------------- -----------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed on your Fund
statement):
---------------------------------------------------- -----------------------------------------------------------------
---------------------------------------------------- -----------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed on your Fund
statement):
---------------------------------------------------- -----------------------------------------------------------------
---------------------------------------------------- -----------------------------------------------------------------
Your Daytime Telephone Number:                       Area Code: (         ) Telephone No.:
---------------------------------------------------- -----------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
------- -------------------- -----------------------------------------------------------------------------------------
|_|     Full Tender          Please tender my entire Shares
------- -------------------- -----------------------------------------------------------------------------------------
------- -------------------- -----------------------------------------------------------------------------------------
|_|     Partial Tender       Please tender all but $________________ of my Shares
                             (Please  note:  A $50,000  minimum  balance  must be retained  (net of the amount of the
                             Incentive Fee)
------- -------------------- -----------------------------------------------------------------------------------------
------- -------------------- -----------------------------------------------------------------------------------------
                             Please repurchase enough of my Shares so that I will receive $___________________.
                             (If an Early  Withdrawal  Charge  applies,  enough  of my  Shares  will be  repurchased,
|_|     Dollar Amount        subject to  pro-ration,  to provide the net proceeds  requested.  Please note: A $50,000 minimum account balance must be retained.)
------- -------------------- -----------------------------------------------------------------------------------------

Payment and Delivery Instructions:

A check for the proceeds of  repurchased  Shares will be issued in the name of the  registered  Shareholder(s)  and mailed to the address of record on the account.  If  alternative  payment and delivery is required,  please provide instructions here.  All signatures must be guaranteed, unless all of the conditions on the following page apply.

Alternative Mailing Instructions:                    __________________________________
                                                              __________________________________

Alternative Wiring Instructions:    Bank Name:                __________________________________
                                    ABA#:                     __________________________________
                                    Account Name:             __________________________________
                                    Account #:                __________________________________
                                    For Further Credit To:    __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o        Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o        If the Shares are held by two or more joint holders, ALL SHAREHOLDERS MUST SIGN BELOW.
o        If the Shares are held in an outside  IRA or  403(b)(7)  account,  please have your  custodian  submit the request on your behalf.
o        If the  Shares  are held in the name of a  trustee,  executor,  guardian,  attorney-in-fact,  corporation, partnership or other  representative  capacity,  include the name of the owner,  sign using your title and submit evidence of your authority in a form satisfactory to OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:

o        This Repurchase Request Form is signed by all registered holder(s) of the Shares, AND
o        There is no change of registration for the Shares you will continue to hold, AND
o        The  payment  of the  repurchase  proceeds  is to be sent to the  registered  owners of the  Shares at the address shown in the Shares registration on your account statement, AND
o        The repurchase proceeds will be less than or equal to $100,000.

In all other cases,  ALL signatures must be guaranteed by one of the following:  U.S. bank,  trust company,  credit union or savings  association,  or by a foreign bank that has a U.S.  correspondent  bank, or by a U.S.  registered dealer or broker in securities,  municipal securities,  or government securities,  or by a U.S. national securities exchange, a registered  securities  association or a clearing agency.  Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________                 Signatures(s) of owner(s)
                                                              exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________                 _____________________________________
(Signature)                                                   (Signature of Owner)

____________________________________                 _____________________________________
(Name)  (Title)                                               (Signature of Joint Owner)

If you have any questions about this form, call OppenheimerFunds Services at 1.800.858.9826.

This form must be RECEIVED by  OppenheimerFunds  Services by 12:00 Midnight (ET), November 30, 2007 (the Repurchase
Request  Deadline),  if you want to sell some or all of your account of the Oppenheimer  Tremont  Opportunity Fund,
LLC.  Repurchase  Requests  received by  OppenheimerFunds  Services cannot be revoked after the Repurchase  Request
Deadline.

------------------------------------------------------- --------------------------------------------------------------
    If you are using regular mail,                          If you are using courier or express mail,
    send this form to:                                      send this form to:
    OppenheimerFunds Services                               OppenheimerFunds Services
    PO Box 173673                                           10200 E. Girard Avenue, Building D
    Denver, Colorado 80217-3673                             Denver, Colorado 80231
------------------------------------------------------- --------------------------------------------------------------
Neither the Fund nor its Board makes any  recommendation to any Shareholder  regarding whether to tender or refrain from  participating in the Repurchase Offer.  Each Shareholder must make an independent  decision whether to tender
Shares and, if so, how many Shares to tender.

No person has been  authorized to make any  recommendation  on behalf of the Fund  regarding  whether  Shareholders should tender pursuant to this  Repurchase  Offer. No person has been authorized to give any information or to make any  representations  in connection with this Repurchase  Offer other than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of Additional  Information.  If given or made, any such  recommendations and such  information  must not be relied upon as having been  authorized by the Fund, its Adviser,  Sub-Adviser or
Distributor.

This  transaction  has not been approved or  disapproved  by the  Securities  and Exchange  Commission  nor has the
Securities and Exchange  Commission or any state securities  commission  passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any  representation  to the contrary is unlawful.

Exhibit (a)(1)(iv)

          FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY SHAREHOLDER

Date: ___________________

Dear Shareholder:

Oppenheimer  Tremont  Opportunity Fund, LLC (the "Fund") has received and accepted for purchase your tender of your
Shares in the Fund.

Because you have  tendered and the Fund has purchased  your entire  investment,  your initial  payment may take the form of a note (the "Note")  entitling you to receive an initial payment of 95% of the estimated  repurchase  price based on the  unaudited  Net  Asset  Value of the Fund as of  December  31,  2007  (the  "Valuation  Date"),  after subtraction of any applicable  charges,  including a 1.00% Early  Withdrawal  Charge that applies if the date as of which the Shares are to be valued for purposes of the  repurchase is less than one year  following the date of your initial  investment in the Fund, in accordance with the terms of the Repurchase  Offer. You will receive an initial payment in this amount via wire or check, as per your  instructions on your Repurchase  Request Form. In accordance with the terms of the  Repurchase  Offer,  payment will be made within  forty-five  (45) days of the Valuation Date unless the Fund has requested a withdrawal  of its capital from any Hedge  Fund(s) in order to fund the  repurchase of Shares,  in which case payment will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Funds.

The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2008 fiscal year-end  audit.  This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and  convenience.  Once  payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call  OppenheimerFunds
Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

     FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES HELD BY SHAREHOLDER

Date: ____________________

Dear Shareholder:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the "Fund") has received and accepted for purchase  your tender of a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased a portion of your  investment,  your initial  payment may take the form of a note (the "Note")  entitling you to receive payment of 100% of the estimated  repurchase  price based on the unaudited Net Asset Value of the Fund as of December 31, 2007 (the "Valuation  Date"),  after subtraction of any  applicable  charges,  including  the 1.00% Early  Withdrawal  Charge that  applies if the date as of which the
Shares are to be valued for purposes of the  repurchase  is less than one year  following  the date of your initial investment in the Fund, in accordance  with the terms of the Repurchase  Offer.  You will receive a payment in this amount via wire or check, as per your  instructions  on your Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within  forty-five  (45) days of the Valuation Date unless the Fund has  requested a  withdrawal  of its capital  from any Hedge Funds in order to fund the  repurchase  of Shares,  in which case payment will be made ten (10)  business  days after the Fund has received at least 90% of the  aggregate amount withdrawn by the Fund from such Hedge Funds.

The Note is held by  OppenheimerFunds  Services on your behalf for your safety and  convenience.  Once  payment has been made to you in full under the terms of the Note, the Note will be cancelled.

You  remain a  Shareholder  of the Fund with  respect to the  portion  of your  Shares in the Fund that you did not tender.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call  OppenheimerFunds
Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

       FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up to twenty-five  percent (25%) of Oppenheimer Tremont
Opportunity Fund, LLC's (the "Fund")  aggregate  outstanding  limited  liability company interests  ("Shares") at a price  equal to the Net  Asset  Value on the  Valuation  Date  upon  the  terms  and  conditions  set  forth in the
Repurchase  Offer,  the Fund  hereby  promises  to pay in cash,  in the  manner  set  forth  below,  to the  person identified  below as the payee  (the  "Payee")  an amount  equal to the  estimated  Net Asset  Value of the  Shares tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This Note entitles the Payee to receive an initial  payment,  valued in accordance with the terms of the Repurchase
Offer,  equal to at least 95% of the estimated  value of the Shares (the "Initial  Payment")  which will be paid to the  Payee in the form of a wire  within  forty-five  (45) days  after  the  Valuation  Date,  unless  the Fund has requested a withdrawal  of its capital from any Hedge Fund(s) in order to fund the  repurchase of Shares,  in which case payment will be made ten (10) business  days after the Fund has received at least 90% of the aggregate  amount withdrawn  by the Fund from such  Hedge  Fund(s).  An Early  Withdrawal  Charge of 1.00% of the value of Shares (or portion  thereof)  repurchased  by the Fund will  apply if the date as of which  the  Shares  are to be valued  for purposes of repurchase is less than one year following the date of the Payee's  initial  investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

This Note also entitles the Payee to a contingent  payment equal to the excess,  if any, of (x) the Net Asset Value of the Shares (or portion thereof)  repurchased by the Fund as of the date of such repurchase,  determined based on the audited  financial  statements of the Fund for the fiscal year in which such  repurchase was effective over (y)
the Initial  Payment.  The contingent  payment is payable  promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2008.

Both the initial and contingent  payments hereunder shall be paid in cash,  provided,  however,  that if the Fund's
Board  determines  that  payment  of all or a  portion  of the  purchase  price  by a  distribution  of  marketable securities  is  necessary  to avoid or  mitigate  any  adverse  effect  of the  Repurchase  Offer on the  remaining
Shareholders of the Fund, then such payment shall be made by distributing such marketable  securities,  all as more fully described in the Repurchase Offer.

Both the  initial  and  contingent  payment  of this Note shall be made by wire to the  Payee,  as per the  Payee's instruction  on the Repurchase  Request Form.  This Note may not be pledged,  assigned or otherwise  transferred by the Payee.  This Note shall be  construed  according  to and  governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any  capitalized  term used herein but not defined  herein shall have the meaning  ascribed to it in the Repurchase
Offer.

Payee: _______________________

                                                     Oppenheimer Tremont Opportunity Fund, LLC

                                                     By: _____________________________________

Exhibit (a)(1)(vii)

   FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up to twenty-five  percent (25%) of Oppenheimer Tremont
Opportunity Fund, LLC's (the "Fund")  aggregate  outstanding  limited  liability company interests  ("Shares") at a price  equal to the Net  Asset  Value on the  Valuation  Date  upon  the  terms  and  conditions  set  forth in the
Repurchase  Offer,  the Fund  hereby  promises  to pay in cash,  in the  manner  set  forth  below,  to the  person identified  below as the payee  (the  "Payee")  an amount  equal to the  estimated  Net Asset  Value of the  Shares tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This Note entitles the Payee to receive a payment,  valued in accordance  with the terms of the  Repurchase  Offer, equal to at least 100% of the  estimated  value of the Shares  (the  "Initial  Payment")  which will be paid to the
Payee in the form of a check or wire within  forty-five  (45) days after the  Valuation  Date,  unless the Fund has requested a withdrawal  of its capital from any Hedge Fund(s) in order to fund the  repurchase of Shares,  in which case payment will be made ten (10) business  days after the Fund has received at least 90% of the aggregate  amount withdrawn  by the Fund from such  Hedge  Fund(s).  An Early  Withdrawal  Charge of 1.00% of the value of Shares (or portion  thereof)  repurchased  by the Fund will  apply if the date as of which  the  Shares  are to be valued  for purposes of repurchase is less than one year following the date of the Payee's  initial  investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash,  provided,  however,  that if the Fund's Board determines that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities  is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining  Shareholders  of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

The  payment of this Note shall be made by wire to the Payee,  as per the  Payee's  instruction  on the  Repurchase
Request Form.

This Note may not be  pledged,  assigned  or  otherwise  transferred  by the Payee.  This Note  shall be  construed according  to and  governed  by the laws of the State of New York  without  giving  effect to the  conflict of laws principles thereof.

Any  capitalized  term used herein but not defined  herein shall have the meaning  ascribed to it in the Repurchase
Offer.

Payee: _______________________

                                                 Oppenheimer Tremont Opportunity Fund, LLC

                                                 By: _____________________________________